EXHIBIT 99.1

Coastal Contacts Inc. Prices Underwritten Public Offering of Common Shares

VANCOUVER, British Columbia, March 26, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com") (Nasdaq:COA) (TSX:COA), an online retailer of vision care products, today announced the pricing of an underwritten public offering of 3,000,000 of its common shares at a price of $6.00 per share for gross proceeds to the company of $18 million. The company has also granted to the underwriters an option, exercisable within 30 days following closing, to acquire an additional 450,000 common shares at a price of $6.00 per share for additional gross proceeds to the company of $2.7 million, to cover over-allotments in connection with the offering.  The offering is expected to close on or about April 1, 2013, subject to customary closing conditions.

Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC are acting as joint book-runners for the offering.

Coastal.com intends to use the net proceeds to accelerate its customer acquisition strategy, make certain capital expenditures and improve working capital to fund growth in new and existing distribution channels.

The shares described above are being offered by Coastal.com pursuant to a registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC"). A preliminary prospectus supplement relating to the offering was filed with the SEC on March 25, 2013 and is available on the SEC's website at http://www.sec.gov. A final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147 or email: rothecm@roth.com or Craig-Hallum Capital Group LLC at 222 South Ninth Street, Suite 350, Minneapolis, Minnesota 55402, by calling 612-334-6300, or by emailing bart.federak@craig-hallum.com or by accessing the SEC's website, www.sec.gov.

About Coastal Contacts

Coastal Contacts Inc. is one of the largest online retailers of vision care products in the world.  Coastal.com empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity.  With every pair of qualifying frames purchased, Coastal.com donates a pair to someone in need through its Change the View project.  Founded in 2000, Coastal.com designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories.  Coastal.com serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

Cautionary Note Regarding Forward-Looking Statements

This News Release may contain "forward-looking statements" as defined in the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning the business, operations and financial performance and condition of Coastal.com. Statements that are not historical fact are forward-looking statements.  The words "may," "would," "could," "will," "intend," "plan," "anticipate," "believe," "estimate," "expect," "goal," "target," "should," "likely," "potential," "continue," "project," "forecast," "prospects," and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements include statements relating to: Coastal.com's perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal.com does business; its anticipated ability to procure products and supplies, or the terms under which it procures products and supplies; Coastal.com's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; ability to increase its production; plans for capital expenditure plans; relationships with suppliers; anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and Coastal.com's perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about Coastal.com's business and the industry and markets in which it operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal.com's expectations regarding forward-looking statements or information contained herein include, among others: that Coastal.com will maintain its position in the markets it operates in and will expand into other markets in a favorable manner; that it will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal.com will be able to generate and maintain sufficient cash flows to support its operations; that it will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that Coastal.com will be able to establish and/or maintain necessary relationships with suppliers; and that it will retain key personnel.  The foregoing list of assumptions is not exhaustive. Readers are cautioned that forward-looking statements or information are only predictions, and that Coastal.com's actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com's ability to implement its business strategies; competition; limited suppliers; inventory risk; disruption in its distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products Coastal.com sells; competition and dependence on the internet as well as those risks described in the securities filings of Coastal.com.

Although Coastal.com believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. Coastal.com's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties.  The forward-looking statements contained herein are made only as of the date hereof.  Coastal.com does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com